January 20, 2026

Paul Goode
Chief Executive Officer
Glucotrack, Inc.
301 Rte. 17 North, Ste. 800,
Rutherford, NJ 07070

        Re: Glucotrack, Inc.
            Registration Statement on Form S-3
            Filed January 13, 2026
            File No. 333-292695
Dear Paul Goode:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    David Mannheim, Esq.